

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 19, 2008

Mr. Broady R. Hodder
Vice President and General Counsel
Clearwire Corporation
4400 Carillon Point
Kirkland, WA 98033

> **Re:** **New Clearwire Corporation**
> **Registration Statement on Form S-4**
> **Filed August 22, 2008**
> **Additional written communications filed pursuant to Rule 425**
> **Filed September 9 and September 10, 2008**
> **File No. 333-153128**
>
> **Clearwire Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 22, 2008**
> **File No. 001-33349**

Dear Mr. Hodder:

We have reviewed the above filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-4 filed by New Clearwire Corporation

Registration Statement Cover Page

1.   Please revise to indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.

Prospectus Cover Page/Letter to Shareholders

2.   Please revise your combined prospectus cover page/letter to shareholders to disclose the name of the registrant and the title and amount of securities to be offered. Refer to Regulation S-K 501(b)(1) and (2).

3.   We note that you use the word "or" throughout your prospectus in connection with defining terms. Please avoid using the word "or" in this context as it may be interpreted by some shareholders as being used to present two alternatives (e.g., X or Y). When possible, please avoid frequent reliance on defined terms as the primary means of explaining information in the prospectus. Please see plain English Rule 421 of Regulation C for more information.

4.   Please revise your combined prospectus cover page/letter to shareholders to more clearly disclose what the current Clearwire Class A shareholders will receive if the proposals are approved.

Submitting Proxies By Mail, Telephone Or Internet,

5.   We note that shareholders may vote through the internet. Please provide us with the passwords necessary to access the site by which shareholders can vote via the internet.

Questions and Answers, page 1

6.   We note that the Questions and Answers section and the Summary section contain repetitive information. Please revise to eliminate redundancies. The Q&A should not repeat any information in the Summary, and *vice versa*. For purposes of eliminating redundancies and grouping like information together, view your Q&A and Summary sections as one section. Further, please limit the discussion in the Questions and Answers section to short, clear answers to material procedural questions, leaving brief summaries of the material substantive aspects of the proposals for your Summary section.

7.   Please revise this section to include an answer to the question, how much dilution Clearwire Class A stockholders will experience?

Summary, page 11

8.   Please revise this section to significantly shorten its length. The summary should
        be brief and should not contain, and is not required to contain, all of the detailed
        information in the prospectus. Please see Item 503 of Regulation S-K and Items
        3(b) and (c) of Form S-4.

New Clearwire Structure, page 15

9.   Please revise this section to add a table disclosing the name of each investor, the
        amount such investor will contribute, and the investor's percentage ownership of
        New Clearwire Corporation after the consummation of the transactions. As an
        example, please see page 14 of the filing made by New Clearwire on September
        9, 2008 under Rule 425.

Opinion of Clearwire's Financial Advisor, page 17

10.   Please provide us with any analyses, reports, presentations or other similar
        materials, including projections and board books, provided to or prepared by
        Morgan Stanley in connection with rendering its fairness opinion. We may have
        further comment upon receipt of these materials. Also provide us with a copy of
        the engagement letter.

11.   Please disclose the fee paid by Clearwire to Morgan Stanley, and the portion of
        such fee that is contingent upon completion of the merger. Likewise, revise the
        last paragraph in the subsection titled "Miscellaneous" beginning on page 85 to
        disclose the portion of the fee that is contingent upon completion of the merger.

Additional Interests of Clearwire's Directors and Officers, page 18

12.   Please quantify the interests of Clearwire's directors and officers in the
        transactions. As one example, disclose the value of accelerated equity that the
        executive officers will receive upon the completion of the transactions.

Conditions to the Completion of the Transactions, page 19

13.   Here and elsewhere, you mention the waiver, "to the extent legally permissible,"
        of conditions to the completion of the transactions. Please disclose the conditions
        that are waivable by Clearwire, Sprint, and/or the Investors. Also, disclose
        whether it is the intent of Clearwire's board to re-solicit shareholder approval of
        the transactions if any party waives a material condition. We believe that re-
        solicitation is generally required when companies waive material conditions to a

merger and such changes in the terms of the transactions render the disclosure that
you previously provided to shareholders materially misleading.

The Transactions, page 65

Background of the Transactions, page 69

14.   In the first sentence of the fifth paragraph on page 70, please explain why
        Clearwire and Sprint determined that it would be impossible to complete final
        definitive agreements related to the joint-build arrangement.

15.   Please expand your discussion to describe whether and how the material terms of
        the merger agreement and other commercial agreements changed during the
        course of negotiations.

Opinion of Clearwire's Financial Advisor, page 80

16.   Please revise this section to explain in concise and understandable language what
        Morgan Stanley did and how each analysis and conclusion is relevant to
        shareholders. For example, in the subsection titled "Equity Research Price Target
        Analysis," list all of the price targets analyzed and provide the corresponding
        periods of time that relate to each target. By way of further example, please
        explain how the historical trading analysis section is relevant to Morgan Stanley's
        opinion that the consideration to be received by holders of shares of Clearwire
        Class A Common Stock pursuant to the Merger is fair from a financial point of
        view to such holders.

Discounted Cash Flow Analysis, page 83

17.   We note that the first bulleted paragraph in this subsection describes financial
        projections compiled by the management of Clearwire for the period from
        January 1, 2008 through December 31, 2016 assuming 125 million covered POPs
        by the end of such period. We further note that Morgan Stanley relied on these
        financial projections when preparing its discounted cash flow analysis. Please
        revise this section to disclose these financial projections.

Certain United States Federal Income Tax Consequences…, page 90

18.   We note that the title and first sentence of this section refer to a summary of
        "certain" U.S. federal income tax consequences. Please revise here and elsewhere
        in this section to clarify that this discussion summarizes all material U.S. federal
        income tax consequences. As a result of these revisions, you will also need to file
        a revised tax opinion to correct the title of the section cross-referenced.

The Transaction Agreement, page 97

Sprint Pre-Closing Financing, page 99

19.   So that shareholders have a better understanding of how much New Clearwire
        may be obligated to repay Sprint after the closing, please revise this subsection to
        disclose Sprint's budget for the Sprint WiMAX Business between April 1, 2008
        and the expected closing. In this regard, we note that you disclose on page 234
        that the Sprint WiMAX business anticipates that its funding requirements for the
        six months ending December 31, 2008 will be approximately $271 million.

Representations and Warranties, page 99

20.   We note that the representations and warranties are qualified with the statement
        that shareholders "should not rely on the representations and warranties contained
        in the Transaction Agreement as statements of factual information." Please be
        advised that, notwithstanding the inclusion of this general disclaimer, you are
        responsible for considering whether additional specific disclosures of material
        information regarding material contractual provisions are required to make the
        statements included in the proxy statement/prospectus not misleading.

Certain Agreements Related to the Transactions, page 114

Subscription Agreement, page 133

21.   Please clarify whether CW Investment Holdings will have a right to appoint an
        initial director on New Clearwire's board of directors. In this regard, we note the
        first sentence of the last paragraph provides certain benefits to CW Investment
        Holdings so long as it has a member appointed to New Clearwire's board of
        directors.

Unaudited Pro Forma Condensed Combined Financial Statements, page 134

22.   We note your statement that if the transactions close subsequent to 2008, they will
        be accounted for under the new standard for business combinations in accordance
        with SFAS No. 141(R), which may have significant impacts on the
        determinations of the purchase consideration and the valuation of the assets
        acquired and liabilities assumed. Since we are currently in September 2008, tell
        us how you considered including additional pro forma information giving effect
        to the adoption of SFAS 141(R) and SFAS 160. If you do not believe that such
        pro forma information is required or is feasible at this time, please provide more
        detail as to what effect, quantitative as well as qualitative, the adoption of SFAS
        141(R) and SFAS 160 will have on this transaction if the transaction does not
        close before January 1, 2009.

4. Pro Forma Adjustments related to Purchase Accounting…, page 142

23.   Please refer to adjustment (f) on page 144. We note you wrote off deferred
        financing fees of $24.3 million as a result of the application of purchase
        accounting. You also state that it has been assumed for purposes of preparing the
        unaudited pro forma condensed combined financial information that the condition
        to closing of the transactions will be satisfied and that the loans under the senior
        term loan facility will remain outstanding over the same term after the Closing.
        In this regard, tell us why you wrote off $24.3 million. Refer to your basis in
        accounting literature.

24.   Please refer to adjustment (m) on page 146. Revise the information in the
        parenthesis to include a reference to Sprint. We note that Sprint also owns
        Clearwire Communications Class B Common Interests. Also, disclose, if true,
        that the non-controlling interests did not have a deficit balance. Otherwise,
        disclose the amount of the deficit balance.

Comparison of Stockholder Rights and Corporate Governance Matters, page 150

25.   We note that differences in the rights of holders of capital stock of New Clearwire
        and Clearwire Corporation arise from differences in their respective charters and
        bylaws. Please tell us what consideration you have given to "unbundling" certain
        provisions of New Clearwire's charter and bylaws that differ from those of
        Clearwire. Refer to Division of Corporation Finance Manual of Publicly
        Available Telephone Interpretations, Fifth Supplement, September 2004, Proxy
        Rules and Schedule 14A, 1S. Rule 14a-4(a)(3), available at
        http://www.sec.gov/interps/telephone/phonesupplement5.htm.

Clearwire Management's Discussion and Analysis…, page 204

Recent Developments and Overview, page 204

26.   Please discuss the anticipated impact of the 4G MVNO Agreement, Market
        Development Agreement, Google Products and Services Agreement, Spectrum
        Agreement, Master Site Agreement, Master Agreement for Network Services,
        Authorized Sales Representative Agreement, National Retailer Agreement, and IT
        Master Services Agreement on the future results of operations and financial
        condition and liquidity.

27.   In the fourth paragraph of this subsection, please disclose the churn rates for the
        periods indicated and provide management's assessment as to how these compare
        with your competitors.

Results of Operations, page 213

Selling, General and Administrative Expenses, page 214

28.   We note that personnel costs related to network deployment are included in selling, general and administrative expenses. It appears that these costs should be included in cost of services. Please advise.

Liquidity and Capital Resource Requirements, page 223

29.   We note that the first sentence of this subsection states that you believe that, as of June 30, 2008, you have sufficient cash, cash equivalents and marketable securities to satisfy your liquidity needs for at least the next 12 months. However, you state in the first sentence of the next paragraph that you will likely seek additional debt or equity financing prior to the consummation of the transaction. Please reconcile these statements.

30.   We note that on September 10, 2008 you filed pursuant to Rule 425 the transcript of a presentation given by John Butler, the Chief Financial Officer of Clearwire Corporation. In this presentation, Mr. Butler provided information about a "funding gap" of between $2 billion and $2.3 billion. Please revise this subsection to specifically include a discussion of this projected funding gap, and provide more detail into the course of action that you have taken, or propose to take, to remedy this deficiency.

Management's Discussion and Analysis of Financial Condition…, page 229

Recent Developments and Overview, page 229

31.   Please update the last sentence of the first paragraph to disclose whether Sprint launched its WiMAX business in September 2008, as previously announced.

Directors of New Clearwire, page 237

Nominating Committee, page 238

32.   Please revise to emphasize that the Nominating Committee will only be responsible for selecting one nominee out of a board of directors consisting of 13 directors.

New Clearwire Director Compensation, page 240

33.   Please summarize, to the extent known, the anticipated compensation structure for the New Clearwire directors. If you anticipate that the compensation structure

will be substantially similar to Clearwire's compensation structure for its
directors, please disclose its materials terms.

Executive Officers and Executive Compensation, page 242

Elements of Clearwire's Compensation, page 246

34.   On page 247, you state the types of company performance measures the
        committee established for determining the named executive officers' 2007 annual
        bonuses, such as total revenue, cash outlay, customer churn, and days on air.
        Please also disclose the performance targets that had to be reached for payment to
        each officer. See Item 402(b)(2)(v) of Regulation S-K. To the extent you believe
        that disclosure of these targets is not required because it would result in
        competitive harm such that you may omit this information under Instruction 4 to
        Item 402(b) of Regulation S-K, please provide in your response letter a detailed
        explanation of such conclusion.

35.   Throughout your Compensation Discussion and Analysis and as to each
        compensation element, disclose how you arrived at and why you paid each of the
        particular levels and forms of compensation for each named executive officer.
        For example, you state on page 248 that your compensation committee awarded
        stock options to the executive officers based on a review of competitive
        compensation data, individual performance, long-term incentives, and retention
        considerations. However, you do not provide disclosure analyzing the reason
        why these amounts were chosen by the committee. By way of further example,
        you state that the compensation committee made a grant of restricted stock to Mr.
        Richardson on February 12, 2007. Yet you do not provide an analysis as to why
        this award was made, or why other executive officers did not receive restricted
        stock awards as well. We believe it is appropriate to provide a more thorough
        analysis of how and why the committee arrived at the decision to award long-term
        incentives in these amounts. For further information, please see Staff
        Observations in the Review of Executive Compensation Disclosure, which is
        available on our website at www.sec.gov/divisions/corpfin/cfguidance.shtml#ecd.

Summary Compensation Table, page 250

36.   In your response letter, please provide your analysis as to why you report your
        annual bonus awards in the Bonus column of your Summary Compensation
        Table, instead of reporting such awards in a separately titled Non-Equity
        Incentive Plan Compensation column. Further, please provide your analysis as to
        why the estimated future payouts with respect to the annual bonus awards are not
        reported in your Grants of Plan-Based Awards table on page 254. See Item
        402(c)(2)(vii) of Regulation S-K, and Question 119.02 of the Compliance &

Disclosure Interpretations (last updated July 3, 2008), available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Employment-Related Agreements, page 252

37.   Please confirm in your response letter that the employment agreements filed as exhibits include all amendments, whether or not material. In this regard, we note that Mr. Wolff's letter agreement filed as exhibit 10.4 concerns his appointment on a part-time basis as the Executive Vice President-Corporate Affairs.

38.   We note that certain of your executive officers have entered into agreements not to compete with the company for a period of one year after termination. Please file these agreements as exhibits to your registration statement under Item 601(b)(10) of Regulation S-K.

Potential Payments on Termination or Change in Control, page 259

Potential Payments on Termination Relating to a Change in Control, page 259

39.   In your response letter, please confirm that you have quantified the benefits that would be provided to the named executive officers as a result of their being entitled to receive continuation of health care coverage for 24 months following termination. See Item 402(j)(2) of Regulation S-K.

Financial Statements for the Fiscal Year Ended December 31, 2007

Consolidated Statements of Stockholders' Equity, page CF-5

40.   We note a line item labeled "cashless option exercises and other stock transactions." Please tell us how you are accounting for the options that allow cashless exercises. Refer to your basis in the accounting literature.

17. Nextel Undertaking, pages CF-43 and CF-68

41.   Please tell us if the swap of certain channels will impact you. If so, tell us how you will be impacted from this swap.

18. Quarterly Financial Information (unaudited), page CF-45

42.   Please tell us and disclose why net loss is significantly higher in the third quarter for the year ended December 31, 2007.

Financial Statements for the Six Months Ended June 30, 2008

9. Derivative Instruments and Hedging Activities, page CF-59

43.   We note that you entered into two $300 million interest rate swaps during the first quarter of 2008. One swap has a two year term and one has a three year term. We also note that the fair value of the two year term is significantly different than the fair value of the three year term swap ($1,788,000 liability versus $747,000 asset). In this regard, please tell why the difference is so large. Your response should provide us with the different assumptions used.

44.   Please tell us why the change in net realizable gains/losses on cash flow hedges reported in accumulated other comprehensive income was net $13.8 million gain for the three months ended March 31, 2008 and decreased significantly to a net $671,000 loss for the six months ended June 30, 2008.

16. Related Party Transactions, page CF-67

45.   Please provide related party disclosure for all transactions between you and Sprint Nextel and its affiliates.

WiMAX Operations of Sprint Nextel Corporation, page WF-11

Note 7. Commitments and Contingencies, page WF-15

Operating Leases, page WF-15

46.   We refer to your statement that as of December 31, 2007, you have rental commitments and in-substance rental commitments with Sprint for cell and switch sites. Your in-substance rental commitments represent cell and switch sites that are co-located with WiMAX equipment and therefore represent true commitments. As these leases are with a related party and the sites for these leases are co-located with WiMAX equipment tell us your basis for classifying these leases as operating leases. Refer to your basis in accounting literature.

Note 8. Related Party Transactions, page WF-16

Clearwire Corporation, page WF-17

47.   We refer to your statement that during 2007 you exchanged certain FCC licenses and spectrum use rights with Clearwire. Referring to your basis in accounting literature tell us how you accounted for those transactions.

Exhibits

48.   Please file as exhibits all material contracts or other documents that would be
        material to New Clearwire. In this regard, we note from the disclosure on page
        142 that New Clearwire will be required to purchase additional Samsung Telecom
        WiMAX equipment under the terms of a Master Supply Agreement between
        Sprint/United Management Company and Samsung Telecom.

Additional written communications filed pursuant to Rule 425 by New Clearwire
Corporation

49.   We note that you include a legend referring to the safe harbor for forward-looking
        statements in the investor presentation materials filed on September 9, 2008. We
        remind you that reliance upon the safe harbor protections for forward-looking
        statements under the Private Securities Litigation Reform Act is not permitted in
        initial public offerings, which includes New Clearwire Corporation's registration
        of securities on this Form S-4. See Section 27A of the Securities Act of 1933. In
        future communications please refrain from referring to the safe harbor or make
        clear that the safe harbor does not apply to New Clearwire Corporation.

Preliminary Proxy Statement on Schedule 14A filed by Clearwire Corporation

50.   Comply with the above comments, as applicable.

                                    *   *   *

        As appropriate, please amend New Clearwire's and Clearwire Corporation's
filings in response to these comments. You may wish to provide us with marked copies
of the amendment to expedite our review. Please furnish a cover letter with your
amendment that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that
we may have additional comments after reviewing your amendment and responses to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event New Clearwire requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In connection with responding to our comments, please provide, in writing, a statement from Clearwire Corporation acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3385 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Knight, Attorney-Adviser, at (202) 551-3370, or me at (202) 551-3257 with any other questions.

Sincerely,

/s/ Celeste Murphy

Celeste Murphy
Legal Branch Chief

cc: By facsimile to (212) 446-4900
        Joshua N. Korff
        (Kirkland & Ellis LLP)